EXHIBIT 99.1

Antalpha Announces $10 Million Share Repurchase Program

SINGAPORE, Nov. 24, 2025 (GLOBE NEWSWIRE) -- Antalpha Platform Holding Company (NASDAQ: ANTA) ("Antalpha" or the "Company") today announced that its board of directors has authorized a share repurchase program of up to $10 million of the Company’s ordinary shares. The program will remain in effect through December 31, 2026.

“Antalpha has delivered strong operating momentum, with accelerating revenue growth, expanding margins, and growing institutional interest in our ability to leverage over-collateralization and other risk-management measures to provide clients with liquidity that helps them navigate crypto volatility. This performance gives us the financial flexibility to execute a share repurchase program that we believe will deliver more value to shareholders,” said Paul Liang, CFO of Antalpha. “Our anchor investment in Aurelion (NASDAQ: AURE), a Tether-Gold-RWA-focused company, will help Antalpha build greater balance sheet resilience and enable Antalpha Prime to expand its loan offerings, including XAU₮-backed loans that can help our clients better weather crypto market volatility.”

The Company’s proposed repurchases may be made from time to time on the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. The Company is not obligated to repurchase any specific number of shares, and the Board will periodically review the program and may adjust its terms and size as appropriate.

About Antalpha
Antalpha is a leading fintech company specializing in providing financing, technology, and risk management solutions to institutions in the digital asset industry. Antalpha offers Bitcoin supply chain and margin loans through the Antalpha Prime technology platform, which allows customers to originate and manage their digital assets loans, as well as monitor collateral positions with near real-time data.

Safe Harbor Statement
This press release contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. Statements that are not historical facts, including statements about Antalpha’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. Further information regarding these and other risks is included in Antalpha’s filings with the SEC. All information provided in this press release is as of the date of this press release, and Antalpha does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Contacts
Investor Contact: ir@antalpha.com